SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 28, 2003

                           Commission File No. 1-14110

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                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


   Enclosure: Press release dated April 25, 2003, announcing that TECHPACK, a subsidiary of Pechiney Group, has received the necessary approvals to complete the creation of TECHPACK ASIA.

PRESS RELEASE

                                [PECHINEY logo]


TECHPACK, completes the creation of TECHPACK ASIA.

Paris, France, April 25, 2003: TECHPACK, a subsidiary of Pechiney Group and a world leader in plastic packaging for cosmetics and perfumes, announces that it has just received the approval of the relevant administrative authorities to create its Indonesian company, TECHPACK ASIA.

As announced last October, TECHPACK now holds a 95 % stake, while Mr. Nurtjahya Tanudisastro - owner of the Indonesian Tiger Group - holds a 5 % stake in TECHPACK ASIA. As a partner, Mr Nurtjahya Tanudisastro will personally continue to fully support the development of TECHPACK ASIA. David Tanudisastro is appointed Vice President of Operations. The Board of Directors is chaired by Jean-Paul Imbert, Techpack Senior Vice-President for Sales and CEO of COSMETECH-MABLY INTERNATIONAL, Techpack's trading company for promotionals and accessories.

The cosmetic assets of the TIGER group - based in Semarang (Java) - i.e. 120 injection presses and 6 surface treatment lines, will be contributed in their entirety to the new company. TECHPACK ASIA will also include the activities of CT-PACK, which was previously held equally by TECHPACK and the TIGER Group. The sales of the new company will initially reach $ 20 million.

Richard Seguin, Chief Executive Officer of TECHPACK, declared: "This operation will give TECHPACK greater access to competitive cost structures, particularly for short production runs of compact cases and lipsticks with complex printing or make-up and beauty care jars. TECHPACK ASIA will also ensure a significant position on the very fast-growing ASEAN market."

                                      xxx

                               More information:

Techpack, the world leader in luxury plastic packaging for perfume and cosmetics, achieved sales of (euro)390 million in 2002. It employs 4,000 people and has 15 production sites in France, Spain, Italy, the United States, Mexico, Brazil and Indonesia. Techpack has significantly developed its positions in emerging countries such as Mexico (takeover of Anchor Cosmetics, a specialist in mass-market mascara and lipstick, in October 2000) and Brazil (takeover of the plastic injection specialist Molplastic in May 2001).

Techpack belongs to the Pechiney Group's Packaging Sector, which achieved sales of (euro)2.4 billion in 2002. With bases in 18 countries, it employs 16,000 people and has 95 production units. Pechiney's Packaging Sector has world leading positions in high value-added specialty packaging for beauty and health products (flexible tubes and aluminum aerosol cans in addition to Techpack's products) and for food (flexible packaging, capsules and overcapping).

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                    Press Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07       Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin  Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
                    Fax: 33 1 56 28 33 38       ----------------------------
PECHINEY
7, place du Chancelier Adenauer                 Stephan Giraud: Tel: 33 1 56 28 24 19
75116 Paris                                     stephan.giraud@pechiney.com
                                                ---------------------------
e-mail: Pechiney-IR-Team@pechiney.com
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Internet: http://www.pechiney.com
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

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 28, 2003                           PECHINEY


                                               By:    /s/ OLIVIER MALLET
                                                      ------------------
                                               Name:  Olivier MALLET
                                               Title: Chief Financial Officer